NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual general meeting (the “Meeting”) of shareholders of Freegold Ventures Limited (the “Corporation”) will be held at Suite 507, 1540 West 2nd Avenue, Vancouver, British Columbia, V6J 1H2 on Monday, July 27, 2009, at 10:00 a.m. (Vancouver time) for the following purposes:

1.

to receive the audited financial statements of the Corporation for the financial year ended December 31, 2008 and the auditors’ report thereon;

2.

to elect directors;

3.

to appoint auditors and to authorize the directors to fix the auditors’ remuneration; and

4.

to transact such other business as may properly come before the Meeting or any adjournment thereof.

It is important that your shares be represented at this Meeting to ensure a quorum. If you cannot be present to vote in person, please ensure that your proxy or, if a corporation, your representative, is appointed and present to vote on your behalf at the Meeting. Instructions regarding the appointment of a proxy or representative are contained in the accompanying Information Circular.

DATED at Vancouver, British Columbia this 29th day of June, 2009.

BY ORDER OF THE BOARD OF DIRECTORS

“Hubert Marleau”

Hubert Marleau

Director